Exhibit 12

SIMON PROPERTY GROUP, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the Year Ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Earnings:					
Pre-tax income from consolidated continuing operations	$ 603,141	$ 663,283	$ 741,097	$ 486,532	$ 475,222
Add:					
Pre-tax (loss) income from 50% or greater than 50% owned unconsolidated entities .	(29,093)	(9,061)	45,313	49,939	46,124
Distributed income from less than 50% owned unconsolidated entities	61,482	51,594	53,000	66,165	45,909
Amortization of capitalized interest	4,927	2,462	5,027	2,772	2,525
Fixed Charges	1,254,111	1,196,718	958,818	904,324	748,643
Less:					
Income from unconsolidated entities	(32,246)	(38,120)	(110,819)	(81,807)	(81,113)
Interest capitalization	(28,451)	(37,270)	(34,073)	(15,502)	(15,546)
Earnings	**$1,833,871**	**$1,829,606**	**$1,658,363**	**$1,412,423**	**$1,221,764**
Fixed Charges:					
Portion of rents representative of the interest factor	8,996	9,032	9,052	8,869	7,092
Interest on indebtedness (including amortization of debt expense)	1,196,334	1,150,416	915,693	879,953	726,025
Interest capitalized	28,451	37,270	34,073	15,502	15,546
Loss on extinguishment of debt	20,330	—	—	—	—
Fixed Charges	**$1,254,111**	**$1,196,718**	**$ 958,818**	**$ 904,324**	**$ 748,643**
Ratio of Earnings to Fixed Charges	**1.46x**	**1.53x**	**1.73x**	**1.56x**	**1.63x**

For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income from consolidated continuing operations including income from noncontrolling interests and our share of income from 50%-owned affiliates which have fixed charges, and including our share of distributed operating income from less than 50%-owned affiliates instead of our share of income from the less than 50%-owned affiliates. There are generally no restrictions on our ability to receive distributions from our unconsolidated joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, losses on extinguishment of debt, and amortization of debt issuance costs.